

June 2, 2014

Via E-mail
Robert J. Gillette
Chief Executive Officer and Director
ServiceMaster Global Holdings, Inc.
860 Ridge Lake Boulevard
Memphis. Tennessee 38120

> **Re: ServiceMaster Global Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 9, 2014**
> **File No. 333-194772**

Dear Mr. Gillette:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 of our letter dated April 21, 2014. We further note your disclosure on pages 3 and 97 that Terminix is the most recognized brand in the industry based on a study by Decision Analysts, Inc.   Please advise us whether this report or study by Decision Analysts was commissioned by you for use in connection with the registration statement. We may have further comment.

Our Competitive Strengths, page 6

Capital-Light Business Model with High Cash Flow Conversion, page 8

2.   We note your disclosure of Annual Cash Flow Conversion and your reconciliation of Adjusted EBITDA to Cash Flow on page 47. Please tell us how your presentation of and

disclosure about Annual Cash Flow Conversion and the measure titled Cash Flow comply with Item 10(e) of Regulation S-K, or revise as necessary.

TruGreen Spin-Off, page 9

3.   You state that you expect an approximate $25 million reduction in annual costs associated with the transition of certain activities to New TruGreen. Please expand your disclosure to discuss the basis for your estimate.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 51

4.   We note your revised disclosures in response to comments 5, 6, and 8 from our letter dated April 21, 2014. Please further expand your disclosure to discuss known trends and discuss your expectations for the future.   For example, you discuss the decrease in contract claims within the American Home Shield segment during 2012 and 2013 as well as an increase in the first quarter of 2014. Also, we note some negative trends in the operating metrics of your Terminix segment in 2013 and 2014 disclosed in the table on page 61. However, we also note increases in revenues in this segment in 2013 and 2014 which appear to be primarily related to the introduction of new products in each period. Please clarify if you expect any of these trends to continue and disclose any known drivers of the changes.

Note 3. Business Segment Reporting, page F-14

5.   We note that you changed your segment reporting in the first quarter of 2014. You disclose on page 14 that you now conduct your business through four reportable segments: Terminix, American Home Shield, Franchise Services Group, and Other Operations and Headquarters. You also disclose on page 2 that your operations are organized into three primary operating segments. Please clarify how many operating segments you have and tell us how you determined your reportable segments under ASC 280-10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Peter J. Loughran, Esq.